Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Incorporation

SIGMA Asset Management, LLC	Delaware

Oberon Financial Technology, Inc.	Delaware

NetAssetManagement, Inc.	Delaware

Envestnet Asset Management, Inc.	Delaware

Envestnet Securities, Inc.	Delaware

PMC International, Inc.	Colorado

Premier Advisors Fund Offshore, Ltd.	Cayman Islands

Premier Advisors Fund, L.L.C.	Delaware

NetAssetManagement (India) Pvt. Ltd., Inc.	India

Portfolio Management Consultants, Inc.	Colorado

Portfolio Brokerage Services, Inc.	Colorado